May 16, 2014

Dear Fellow Hudson Shareholders:

Our Interests Are Directly Aligned with ALL Hudson Stockholders

Vote the GOLD Proxy Card to Significantly Improve Hudson's Board

Lone Star Value Management, LLC, together with the other participants in its proxy solicitation (collectively, "Lone Star Value"), together a significant shareholder of Hudson Global, Inc. ("Hudson" or the "Company"), is dedicated to maximizing shareholder value and enhancing corporate governance at Hudson by seeking to improve the composition of its board of directors (the "Board").

Over the last 10 years, Hudson's stock price has declined by approximately 75% and the Company has been unprofitable almost every year. In addition, Hudson's stock price has substantially lagged its peers by an astounding 259% in total shareholder returns.

We, the shareholders of Hudson, deserve change. We are seeking to replace Robert Dubner (8 years on the Board) and Jennifer Laing (10 years on the Board) who have overseen this prolonged period of value destruction and must take responsibility for their poor track records. In addition, Ms. Laing, as Chair of the Compensation Committee, is directly responsible for Hudson's poor compensation practices. We are seeking to elect in their place Jeff Eberwein and Richard Coleman, two highly-qualified candidates with proven turnaround experience and a significant investment in Hudson that makes them thoroughly invested in the Company's success.

We encourage you to read our detailed investor presentation available here:
http://www.sec.gov/Archives/edgar/data/1210708/000092189514001015/0000921895-14-001015-index.htm

THE FACTS:

Robert Dubner and Jennifer Laing as incumbent Board members have terrible track records and should be held accountable. Under the stewardship of the current, Board Hudson has experienced:

- 10 years of significant **NEGATIVE Total Stockholder Return (TSR), with the stock price down approximately 75% in absolute terms**.

- **Abysmal operating performance** relative to direct competitors and on an absolute basis. Cumulative EBT has been negative for 10 years and Hudson has lost half of its client base. Hudson has never in 10 years come close to the 4% EBT margin earned by its industry peers.

- **Failed Turnaround** – Hudson has been in habitual "turnaround mode" for its entire existence and despite that shareholders have seen NO plan details, NO set targets, NO timetables and, most importantly, NO results. Hudson's "new" CEO, Manolo Marquez, has had three years to execute a turnaround. Results during the CEO's 3-year tenure have been disappointing and we see no evidence that Hudson's long-awaited, long-promised turnaround is at hand. **In short, we believe Hudson's Board needs to change for the Company to ever turn around its poor performance.**

- Despite failing to deliver results from the turnaround that he was appointed to execute, three years into the job **CEO Marquez, is collecting large guaranteed compensation that is not tied through any metrics to his success on the job or Hudson's performance**. We believe that Ms. Laing, as Chair of the Compensation Committee, should be held accountable for this flawed and ineffective compensation scheme that channels shareholder wealth into the pockets of executives, regardless of performance.

- **Poor Corporate Governance and Stale Board** -- average Board tenure is almost 9 years. Directors have resisted fresh perspective and have instead barricaded themselves behind shareholder unfriendly defenses, a poison pill and a staggered board structure that they are only now under the pressure of a proxy contest proposing to start to eliminate on a delayed timetable. During the last 10 years of deep underperformance by the Company, directors have been paid total compensation of nearly **$6 million**.


SETTING THE RECORD STRAIGHT:


In a recent filing with the SEC, Hudson has made a number of unfounded claims. We believe it is critical that shareholders have an accurate and complete understanding of the relevant facts before they cast their votes at the Annual Meeting. Here are the facts:

Hudson claims:

"…the transformation your Board has put in place is working" and "Together we have made significant progress executing our plan and are gaining measurable traction"

The Facts:

The facts are clear. The Company is still losing money and its stock price is down 14% year to date. There is no evidence that Hudson's plan is working and we strongly believe Hudson's Board needs to change in order for any meaningful turnaround to occur. Hudson's management is instead resorting to general assertions and again making promises in order to buy more time. Do not be fooled by Hudson's story that they have identified the problem, have hired the right CEO and he is about to fix the problem any moment. Mr. Marquez has been on the job for three years – more than enough time to produce results if indeed he had the strategic vision and execution capability to turn around Hudson. Turnarounds should not take three years to turn! Instead, three years into this restructuring, Hudson is trying to convince us that the results are just around the corner. Meanwhile, Hudson has lost half of its client base and has sustained revenue losses of almost 30% during Mr. Marquez's three year tenure. What is clear is that this Board has presided over a decade of value destruction and lacks the relevant experience and expertise to devise and oversee a successful turnaround of Hudson. We are offering to help by adding to the Board two directors with significant turnaround experience, fresh ideas and the true commitment to Hudson's success that comes only with the kind of sizable stake in the Company that we have (unlike the current directors). This Board needs our candidates to improve its effectiveness and we, the shareholders, need an improved Board to realize the full value of our investment.

Hudson claims:

"Lone Star's nominees have no plan or constructive suggestions, no relevant industry experience, no track record with companies of comparable size or international scope, and they have a history of only short-term commitments to the Boards on which they have served"

The Facts:

➢ Our two nominees will bring to the Board badly needed turnaround experience that the current Board lacks.

➢ Our nominees can point to actual results they have accomplished in multiple industries. The incumbent Board members and management of Hudson have <u>NO</u> turnaround experience.

➢ Our nominees' commitment comes from having tremendous "skin in the game". HSON is the largest position in Lone Star Value's portfolio. <u>We commit to you, the long-suffering Hudson shareholders, that if elected we will stay on the Board for as long as needed to maximize shareholder value. We will spend whatever time is required to meet with all of Hudson's stakeholders in order to constructively work with the Board and management to turn Hudson around.</u>

➢ We further commit, if elected, to put the following issues up for vote at our FIRST Board meeting at Hudson: 1) eliminate ALL Board pay until Hudson is restored to profitability and 2) immediately de-stagger the Company's Board so that all directors stand for election at the 2015 annual shareholder meeting.

Hudson has attempted to mischaracterize our nominees' significant experience turning around similarly situated companies, as a sign that we will not be focused on Hudson or that we join boards for brief periods of time and have no lasting commitment. <u>Let us be clear. Hudson is the largest investment in Lone Star Value's portfolio. It is very important to us that we succeed in returning it to profitability</u>. Yes, our nominees have stepped down from boards. They have done so in order to focus on joining Hudson's Board and turning the Company around. Moreover, our nominees are turnaround specialists – they join boards <u>to do a job, not to have a job</u>. We think we can all agree that this is what Hudson currently needs – directors with the experience and commitment to institute an effective restructuring plan, not directors with the lasting (in many cases decade-long) commitment to Hudson who have in all this time failed to deliver value to shareholders. We want what is best for all Hudson shareholders and, because of our sizable investment in the Company, we are uniquely committed and focused on doing what is best for all of us, the Hudson shareholders.

The logic escapes us from Hudson's argument that somehow the differences between the companies our nominees have turned around and Hudson in any way takes away from their experience or qualifications. <u>Our director candidates who have successfully turned around at least three public companies are still far more experienced and likely to succeed in turning around Hudson than directors who have NO turnaround experience and have repeatedly not been able to turn Hudson around, despite multiple restructuring plans</u>.

Hudson points out that the stock price of one of the companies our nominees have been involved in, Crossroads Systems, has dropped 18%. If one is genuinely interested in seeing the results of Crossroads under Mr. Eberwein as Chairman of the Board and Mr. Coleman as its CEO, they would measure price performance from the date Mr. Coleman was appointed as permanent CEO or even more tellingly, since the date that just months after his appointment, Mr. Coleman launched a restructuring plan. Every CEO needs a few months to familiarize himself with the workings of the business, evaluate the damage that spurred the need for a turnaround, release the bad news and devise a plan to change things around. Since the launch of this restructuring plan to date, Crossroads' stock price has risen 75%. <u>Crossroads is indisputably a successful turnaround story</u>.

Similarly, Messrs. Eberwein and Coleman, if elected to Hudson's Board will, with the benefit of all the information the current Board has, work with the rest of the Board to devise a detailed turnaround plan and oversee its prompt execution. We have been clear in our constructive suggestions of areas where improvement is needed – compensation needs to be reduced for directors and restructured for senior executives to ensure proper incentives; corporate governance must be improved to unlock value; operating efficiencies must be identified; and all strategic opportunities for value-enhancement must be reviewed and evaluated with a sense of urgency. We understand the importance of personnel in the staffing business and its vital function as a key driver for profitable growth. This is why we are deeply supportive of Hudson's employees who we believe are part of the solution. We believe that with the right Board and the right strategic plan, we can help revenue generators boost the performance of the Company and its financial results. Indeed, in all our nominees' turnarounds, revenues have <u>increased</u>, not decreased even with a lower cost structure.

In our view, ensuring such success starts with having a capable and committed Board. Hudson and its shareholders will benefit the most from a Board comprised of individuals with complimentary skill sets who collectively possess the well-rounded and full-range of experience and knowledge that will enable the Board to provide effective oversight of our business. <u>We believe the incumbent directors lack the financial expertise and turnaround experience that our two nominees will bring to the boardroom -- our nominees have directly relevant and much needed experience that is currently missing on the incumbent Board</u>.

<u>Hudson claims:</u>

"Not surprisingly, when we offered to share our strategy with Lone Star and listen to their feedback, they did not respond."

We also have reason to believe that in private discussions with shareholders, Hudson has suggested that we have misrepresented the nature of our settlement discussions and have sabotaged efforts to reach a mutually agreeable resolution.

<u>The Facts</u>:

This is simply not true.

We question why if Hudson is so confident in its account of our past communications, did it not include any disclosure whatsoever (not a single word) about them in its proxy statement filed with the SEC and mailed to stockholders? Why is the Company only now choosing a "behind the scenes" "he said, she said" approach?

Lone Star Value has fully and accurately described all its discussions with representatives of Hudson from the onset of our engagement with the Company in our proxy materials filed with the SEC. We have always been genuine in our desire to reach a mutually agreeable resolution and avoid a contest. We feel strongly that such a mutually agreeable resolution must entail meaningful change if it is to be effective and serve the best interests of all shareholders. A possible solution we had negotiated with Director Offensend was voted down by the full Board leaving us disappointed and with little choice but to proceed with a contest seeking the enhancement of the Board that we believe is critically important.

OUR NOMINEES:

As we set out to identify the best qualified candidates to serve on Hudson's Board and those most likely to successfully oversee a turnaround, we asked ourselves what critical skills are sorely lacking on the current Board. We determined that the key criteria should be as follows:

- directly relevant turnaround experience
- financial expertise
- a strong track record of prior success
- true independence from the Company's management and Board
- direct investment in Hudson that secures close alignment with the interests of all stockholder**s**

The result was these two independent and experienced candidates with proven track record of unlocking value for stockholders:

Richard K. Coleman, Jr. -- President and Chief Executive Officer of Crossroads Systems, Inc., a global provider of data archive solutions, where he also serves as a director. He is also the founder and President of Rocky Mountain Venture Services, a firm that helps companies plan and launch new business ventures and restructuring initiatives. Prior to that, Mr. Coleman served in a variety of senior operational roles including CEO of Vroom Technologies Inc., Chief Operating Officer of MetroNet Communications, and President of US West Long Distance. He also previously held significant officer level positions with Frontier Communications, Centex Telemanagement and Sprint Communications. Mr. Coleman currently serves as a director of NTS, Inc., a broadband services and telecommunications company, until the completion of its pending merger with T3 North 8 Intermediate Holdings, LLC, which is anticipated to close by May 19, 2014, and Ciber, Inc., a leading global information technology company. Mr. Coleman formerly served as a director of Aetrium Incorporated, a recognized world leader in the global semiconductor industry, and On Track Innovations Ltd., one of the pioneers of cashless payment technology. Mr. Coleman's depth of experience serving in senior executive positions and on various public company boards coupled with his extensive expertise in business development and operations well qualifies him for service as a director of the Company.

Jeffrey E. Eberwein -- Founder and CEO of Lone Star Value Management, an investment firm. Prior to that, Mr. Eberwein was a private investor and served as a portfolio manager at Soros Fund Management and Viking Global Investors. Mr. Eberwein is currently Chairman of the boards of Aetrium Incorporated, Digirad Corporation, a medical imaging company and Crossroads Systems, Inc. He also will continue to serve as a director of NTS, Inc. until the completion of its pending merger with T3 North Intermediate Holdings, LLC, which is anticipated to close by May 19, 2014. Mr. Eberwein previously served as a director of Goldfield Corporation and On Track Innovations Ltd. Mr. Eberwein's over twenty years of Wall Street experience and valuable public company and financial expertise, gained from both his employment history and directorships, will make him a valuable addition to the Board.

_____

We have grown impatient with the years of inaction and strategic mistakes made by the incumbent Board and its lack of a sense of urgency. Now it is up to Hudson's shareholders to choose the best individuals to lead the Company forward. We ask that each of you review the qualifications of the two respective slates of director nominees and determine for yourself who you believe is most qualified to represent your interests on the Board of Hudson and grow shareholder value. As a significant shareholder of Hudson, we believe the choice is clear.

VOTE FOR CHANGE AND IMPROVEMENT AT HUDSON

PLEASE SIGN, DATE, AND MAIL THE ENCLOSED <u>GOLD</u> PROXY CARD TODAY

We look forward to your support at the 2014 Annual Meeting.

Best Regards,

Jeffrey E. Eberwein
Lone Star Value Management, LLC

If you have any questions, or require assistance with your vote, please contact InvestorCom, Inc. toll- free at 877-972-0090 or email: <u>info@investor-com.com</u>.